Exhibit 99.1
IESI-BFC Ltd. — MD&A for the three and nine months ended September 30, 2010
Disclaimer
This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.
Numerous important factors, including those specific to our acquisition of Waste Services, Inc. (“WSI”), could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A commencing on page 42.
The list of factors is illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.
Industry Overview
The North American non-hazardous solid waste management industry remains fragmented, even after undergoing significant consolidation and integration in both Canada and the United States (“U.S.”). We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by landfill closures brought about by regulatory changes, stringent environmental regulation and enforcement, and higher compliance and capital costs.
Corporate Overview
We are North America’s third largest full-service waste management company, providing non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in 11 states and the District of Columbia in the U.S. and six provinces in Canada. We serve our customers with our vertically integrated collection and disposal assets.
In connection with our acquisition of WSI on July 2, 2010, WSI’s Canadian operating results are included in our Canadian segment and WSI’s operating results from its Florida operations are included in our U.S. south segment. WSI’s operating results have been included with our own since the date of acquisition. In addition, we have removed corporate allocated costs from the results of our reportable segments. Accordingly, expenses specific to corporate activities will be presented separately from those presented for our reporting segments for each current and comparative period presented.
Our U.S. south and northeast segments, collectively our U.S. business, operate under the IESI and WSI brands and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, and the District of Columbia. Combined, our U.S. businesses operate 21 landfills, 40 transfer collection stations, 19 material recovery facilities (“MRFs”), two landfill gas to energy facilities, and one transportation operation.
IESI-BFC Ltd. — September 30, 2010 — 1

Our Canadian business operates under the BFI Canada and WSI brand names and we believe, that combined and including our recent acquisition of York Disposal Service Limited, that we are Canada’s largest waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. Our Canadian business also provides disposal services in the province of Saskatchewan. Our Canadian business owns or operates eight landfills, 18 transfer collection stations, 20 MRFs, and one landfill gas to energy facility.
Readers are reminded that as we integrate and consolidate our operations with WSI’s certain transfer collection stations or MRFs may be subject to consolidation and this consolidation may further reduce the number of facilities we operate in the future.
WSI Acquisition
(all amounts are in thousands of shares and U.S. dollars, unless otherwise stated)
On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI. The Agreement provided for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary. We completed the acquisition on July 2, 2010.
We executed the transaction pursuant to our strategy of growth through acquisition. Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines. In addition, the transaction enables us to increase our internalization in the Canadian and U.S. northeast markets. We also believe that the acquisition of WSI will create annual synergies and cash flow and earnings per share accretion, which we expect will enhance short-term and long-term returns to shareholders. We plan to direct the expected additional cash flow resulting from the performance of the combined companies towards any combination of the following: growth, accretive acquisitions, debt reduction, common share repurchases or dividend payments.
In connection with our acquisition of WSI, we issued 27,971 of our common shares representing 0.5833 of our shares for each WSI common stock that was issued by WSI and outstanding on July 2, 2010. Please refer to the Financial Condition — Disclosure of outstanding share capital section of this MD&A for additional details.
In addition, we assumed WSI’s unexercised and outstanding options and warrants on closing. Accordingly, we are obligated to issue a maximum of 505 common shares as a result of the WSI stock option plans assumed and 194 common shares as a result of the WSI warrants assumed. Please refer to the Financial Condition — Disclosure of outstanding share capital section of this MD&A for additional details, including additional details pertaining to the exercise of stock options since the closing of the WSI acquisition.
As outlined in the Liquidity and Capital Resources section of this MD&A, we amended our long-term debt facilities in Canada and the U.S. in conjunction with the WSI acquisition. Monies available from these facilities were used to repay WSI’s outstanding indebtedness on closing. In addition, the credit facilities were upsized to reflect the newly combined operations in both Canada and the U.S. Pricing was increased to levels commensurate with market and maturities were extended to four years from the close of the transaction. Please refer to the Liquidity and Capital Resources section of this MD&A for additional details.
IESI-BFC Ltd. — September 30, 2010 — 2

Financial Reporting Changes
On September 7, 2010, we announced that for the interim period ending September 30, 2010 and the year ending December 31, 2010, we have been granted exemptive relief by the Canadian securities regulatory authorities which permits us to discontinue the preparation and filing of a reconciliation of our reported financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to Canadian generally accepted accounting principles (“Canadian GAAP”). We believe that this reconciliation, which would no longer be required under proposed changes to Canadian securities laws, is of limited use to investors as we have been reporting in U.S. GAAP since March 31, 2009, and the changes in our business since that time (including the July 2010 acquisition of WSI) mean that the Canadian GAAP-reconciled financial information is no longer readily comparable between periods or years.
Introduction
The following is a discussion of our consolidated financial condition and results of operations for the three and nine months ended September 30, 2010 and has been prepared with all available information up to and including November 1, 2010. All amounts are reported in U.S. dollars, unless otherwise stated and have been prepared in accordance with U.S. GAAP. This discussion should be read in conjunction with our condensed consolidated financial statements and consolidated financial statements, including notes thereto, and MD&A for the three and nine months ended September 30, 2009 and year ended December 31, 2009, respectively, both of which are filed on www.sec.gov and www.sedar.com.
Foreign Currency Exchange (“FX”) Rates
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
Although we have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar. Our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting. Our consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss. Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our condensed consolidated financial statements (“financial statements”). Accordingly, our U.S. results retain their original values when expressed in our reporting currency. Translation adjustments are only included in the determination of net income or loss when we realize a reduction in investments we hold in foreign operations.
Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates included in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar.

	2010			2009
	Condensed	Condensed Consolidated		Condensed	Condensed Consolidated
	Consolidated	Statement of Operations and		Consolidated	Statement of Operations and
	Balance Sheet	Comprehensive Income		Balance Sheet	Comprehensive Income
			Cumulative			Cumulative
	Current	Average	Average	Current	Average	Average

December 31				$0.9555		$0.8760
March 31	$0.9846	$0.9607	$0.9607	$0.7935	$0.8030	$0.8030
June 30	$0.9429	$0.9731	$0.9669	$0.8602	$0.8568	$0.8290
September 30	$0.9711	$0.9624	$0.9654	$0.9327	$0.9113	$0.8547
IESI-BFC Ltd. — September 30, 2010 — 3

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on selected results for the three and nine months ended September 30, 2010.

	Three months ended
	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2010	2010	2010	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$268,411	$152,757	$421,168	$15,094	$436,262
Operating expenses	156,195	94,204	250,399	8,676	259,075
Selling, general and administration (“SG&A”)	33,272	20,485	53,757	1,944	55,701
Restructuring expenses	—	3,409	3,409	383	3,792
Amortization	41,946	18,953	60,899	1,891	62,790
Net (gain) loss on sale of capital and landfill assets	(13)	52	39	11	50

Operating income	37,011	15,654	52,665	2,189	54,854
Interest on long-term debt	7,851	9,477	17,328	455	17,783
Net foreign exchange loss (gain)	61	(92)	(31)	(9)	(40)
Net loss (gain) on financial instruments	305	(1,756)	(1,451)	(47)	(1,498)
Conversion costs	93	(93)	—	—	—
Other expenses	44	522	566	20	586

Income before net income tax expense and net loss from equity accounted investee	28,657	7,596	36,253	1,770	38,023
Net income tax expense	9,548	3,849	13,397	615	14,012
Net loss from equity accounted investee	—	64	64	6	70

Net income	$19,109	$3,683	$22,792	$1,149	$23,941

Adjusted EBITDA(A)	$79,360	$42,155	$121,515	$4,785	$126,300
Adjusted operating income(A)	$37,427	$23,345	$60,772	$2,688	$63,460
Adjusted net income(A)	$19,819	$9,123	$28,942	$2,768	$31,710
Free cash flow(B) (see page 12)	$38,504	$21,809	$60,313	$2,937	$63,250
IESI-BFC Ltd. — September 30, 2010 — 4

	Nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2010	2010	2010	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$746,004	$207,746	$953,750	$46,136	$999,886
Operating expenses	435,969	124,156	560,125	24,587	584,712
SG&A	95,949	33,496	129,445	7,234	136,679
Restructuring expenses	—	3,409	3,409	383	3,792
Amortization	120,702	18,477	139,179	6,224	145,403
Net gain on sale of capital and landfill assets	(128)	(211)	(339)	(42)	(381)

Operating income	93,512	28,419	121,931	7,750	129,681
Interest on long-term debt	26,246	6,601	32,847	1,117	33,964
Net foreign exchange loss	238	(216)	22	(8)	14
Net gain on financial instruments	(866)	(2,418)	(3,284)	36	(3,248)
Conversion costs	208	(208)	—	—	—
Other expenses	109	515	624	20	644

Income before net income tax expense and net loss from equity accounted investee	67,577	24,145	91,722	6,585	98,307
Net income tax expense	23,724	11,740	35,464	2,241	37,705
Net loss from equity accounted investee	—	103	103	13	116

Net income	$43,853	$12,302	$56,155	$4,331	$60,486

Adjusted EBITDA(A)	$215,086	$60,123	$275,209	$15,630	$290,839
Adjusted operating income(A)	$94,512	$42,052	$136,564	$9,253	$145,817
Adjusted net income(A)	$44,480	$21,259	$65,739	$7,981	$73,720
Free cash flow(B) (see page 12)	$90,604	$49,312	$139,916	$9,360	$149,276
IESI-BFC Ltd. — September 30, 2010 — 5

Review of Operations — For the three and nine months ended September 30, 2010
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
We conduct our business in the U.S. and Canada. Accordingly, a portion of our operating results are denominated in Canadian dollars. Please refer to the tables above for additional details regarding the impact of FX on our comparative operating results.
Revenues

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$436,262	$268,411	$167,851	$999,886	$746,004	$253,882

Canada	$184,765	$94,644	$90,121	$402,557	$252,815	$149,742
U.S. south	$162,342	$89,359	$72,983	$343,548	$253,305	$90,243
U.S. northeast	$89,155	$84,408	$4,747	$253,781	$239,884	$13,897
Gross revenue by service type
The following tables compare gross revenues for the three and nine months ended September 30, 2010 to the comparative periods by service offering. These tables include WSI’s results for the period since the date of acquisition.

	Three months ended September 30, 2010				Three months ended September 30, 2009
	Canada -	Canada -		U.S.	Canada -	Canada -		U.S. -
	stated in	percent-		percent-	stated in	percent-		percent-
	thousands	age of		age of	thousands of	age of		age of
	of Canadian	gross		gross	Canadian	gross		gross
	dollars	revenue	U.S.	revenue	dollars (*)	revenue	U.S.	revenue

Commercial	$76,926	34.9	$75,613	26.0	$42,560	35.0	$46,789	23.1
Industrial	38,345	17.4	42,178	14.5	20,680	17.0	26,708	13.2
Residential	34,464	15.6	60,713	20.9	18,015	14.8	43,711	21.6
Transfer and disposal	59,497	26.9	96,910	33.3	34,739	28.6	74,670	36.9
Recycling and other	11,574	5.2	15,494	5.3	5,562	4.6	10,424	5.2

Gross revenues	220,806	100.0	290,908	100.0	121,556	100.0	202,302	100.0
Intercompany	(29,066)		(39,411)		(16,560)		(28,535)

Revenues	$191,740		$251,497		$104,996		$173,767

	Nine months ended September 30, 2010				Nine months ended September 30, 2009
	Canada -	Canada -		U.S. -	Canada -	Canada -		U.S. -
	stated in	percent-		percent-	stated in	percent-		percent-
	thousands	age of		age of	thousands of	age of		age of
	of Canadian	gross		gross	Canadian	gross		gross
	dollars	revenue	U.S.	revenue	dollars (*)	revenue	U.S.	revenue

Commercial	$171,078	35.7	$172,948	25.1	$124,328	36.7	$138,814	24.2
Industrial	81,661	17.0	93,819	13.6	57,796	17.0	78,370	13.7
Residential	70,731	14.7	147,807	21.4	50,696	14.9	120,544	21.0
Transfer and disposal	129,462	27.0	236,344	34.3	92,566	27.3	210,366	36.7
Recycling and other	26,777	5.6	38,255	5.6	13,922	4.1	25,055	4.4

Gross revenues	479,709	100.0	689,173	100.0	339,308	100.0	573,149	100.0
Intercompany	(62,712)		(91,844)		(43,526)		(79,960)

Revenues	$416,997		$597,329		$295,782		$493,189

(*)	amounts have been adjusted to conform to the current period presentation.
IESI-BFC Ltd. — September 30, 2010 — 6

Gross revenue growth or decline components — expressed in percentages and excluding FX
(prepared on a comparable basis for 2010))
As a result of our acquisition of WSI, we have prepared the table below on a “comparable basis”, which includes WSI’s results as if WSI’s operations were combined with ours in the current and previously comparable quarter. However, component percentages presented for 2009 have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Three months ended		Three months ended
	September 30, 2010		September 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	2.7	1.5	3.0	2.0
Fuel surcharges	0.5	0.5	(1.9)	(3.8)
Recycling and other	0.4	0.7	0.2	(1.6)

Total price growth (decline)	3.6	2.7	1.3	(3.4)

Volume	4.2	1.2	0.3	(0.5)

Total organic gross revenue growth (decline)	7.8	3.9	1.6	(3.9)

Acquisitions, net of divestitures	4.0	8.1	0.7	1.5

Total gross revenue growth (decline)	11.8	12.0	2.3	(2.4)

	Nine months ended		Nine months ended
	September 30, 2010		September 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.3	1.9	3.3	2.5
Fuel surcharges	0.7	0.4	(1.2)	(2.7)
Recycling and other	0.6	1.2	(0.3)	(2.2)

Total price growth (decline)	4.6	3.5	1.8	(2.4)

Volume	5.4	2.0	(0.9)	(3.1)

Total organic gross revenue growth (decline)	10.0	5.5	0.9	(5.5)

Acquisitions, net of divestitures	3.8	5.6	1.8	1.9

Total gross revenue growth (decline)	13.8	11.1	2.7	(3.6)

Three months ended
The increase in gross revenues in Canada is due in large part to the acquisition of WSI. Expressed in Canadian dollars (“C$”), the increase attributable to WSI is approximately C$76,900. The remaining increase in Canada is C$22,300. On a “comparable basis”, prepared as if WSI’s operations were combined with ours in the current and previously comparable quarter, our Canadian business delivered solid price and volume growth in almost every service offering. Higher organic gross revenue growth delivered by BFI Canada’s Canadian operations was partially offset by a lower comparable performance from WSI’s Canadian operations. The divestiture of certain assets in the current quarter resulted in a comparable decline in commercial volumes, as expected. However, we enjoyed healthier comparable pricing that more than compensated for the divested volume decline. Comparable volume gains are the result of higher landfill volumes, new contract wins and strong organic growth. Other “tuck-in” acquisitions and higher fuel surcharges also contributed to the comparable increase.
U.S. south segment gross revenues increased approximately $27,200 excluding contributions from WSI. Similar to our Canadian business, gross revenues in our U.S. south operations benefited from the acquisition of WSI. With the exception of our industrial service line and pricing in our material recovery facilities, all other service lines delivered pricing and volume growth on a comparable basis. Lower pricing in our industrial service line and material recovery facilities was more than offset by comparable volume gains. Higher fuel surcharges and acquisitions contributed to the balance of gross revenue growth in the U.S. south.
Gross revenues in our U.S. northeast operations increased approximately $6,500. All of our service lines in the northeast enjoyed higher price, or pricing that was largely unchanged, over the year ago period. Higher comparative landfill, industrial and recycling and other volumes contributed to the increase in gross revenues, which together more than offset declines in our other service offerings. Marginally higher fuel surcharges and acquisitions contributed to the balance of gross revenue growth in the U.S. northeast.
IESI-BFC Ltd. — September 30, 2010 — 7

Nine months ended
The increase in gross revenues in Canada, approximately C$139,500, is attributable to the WSI acquisition, price, volume and other “tuck-in” acquisition growth. Excluding gross revenue contributions from the acquisition of WSI, approximately C$76,900, gross revenues in Canada increased C$62,600. Similar to the three months ended, higher organic gross revenue growth delivered by BFI Canada’s Canadian operations was partially offset by a lower comparable performance from WSI’s Canadian operations. On a comparable basis, year-to-date residential pricing was down slightly, but contract wins boosted volumes resulting in a strong contribution to gross revenues from this service line. As mentioned above, divestitures have impacted comparable commercial volumes, but stronger year-to-date pricing far outpaced the comparable impact divested volumes had on gross revenues. All other service lines contributed to higher comparable pricing and volumes. Fuel surcharges and commodity pricing has also contributed to the year-to-date increase.
On a year-to-date basis, and excluding the acquisition of WSI, approximately $61,400, U.S. south segment gross revenues increased on the back of pricing growth which we generated in most service lines. Our industrial line was our only service line where comparative pricing was largely unchanged. All of this segments service lines delivered volume growth on a comparable basis to the year ago period. Other “tuck-in” acquisitions, recycled material prices and fuel surcharges also contributed to gross revenue growth period-to-period.
On a year-to-date basis, gross revenue growth in our U.S. northeast segment benefited from stronger year over year pricing. Landfill pricing was the only service line that experienced a year-to-date decline. Attracting volumes at our landfills in combination with the mix of waste materials received is the primary cause for the pricing decline. The increase in commodity pricing has made a significant contribution to year-to-date revenue growth as did an increase in the volume of materials processed. Volume growth was most pronounced in our landfill and recycling lines and was partially offset by declines in all other service offerings. Acquisitions and marginally higher fuel prices also contributed to year-to-date gross revenue growth.
Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, our strategy and our operations.
Operating expenses

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$259,075	$156,195	$102,880	$584,712	$435,969	$148,743

Canada	$102,899	$47,809	$55,090	$214,533	$129,684	$84,849
U.S. south	$99,902	$56,379	$43,523	$210,294	$156,216	$54,078
U.S. northeast	$56,274	$52,007	$4,267	$159,885	$150,069	$9,816
Three months ended
The comparative increase in operating expenses is due to FX, approximately $8,700, our acquisition of WSI, other “tuck-in” acquisitions, and higher collected waste volumes in our pre-existing business. In total, higher disposal, labour, and vehicle operating and maintenance expenses, represent the bulk of the comparative increase, approximately $31,500, $32,500 and $19,400, respectively. We also incurred higher commodity rebates due to higher comparative commodity pricing. The increase in commodity rebates was most notable in the U.S. northeast and Canada.
We continue to integrate WSI into our operations and improve the operating effectiveness of the assets we acquired. We are satisfied that we are realizing the synergies we expected.
Nine months ended
As outlined above, the acquisition of WSI, other “tuck-in” acquisitions, and organic growth in our pre-existing business are the primary reasons for the approximately $35,400, $40,200 and $28,000, increases in disposal, labour, and vehicle operating and maintenance costs. Foreign currency exchange represents approximately $24,600 of the increase year-to-date.
IESI-BFC Ltd. — September 30, 2010 — 8

SG&A

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$55,701	$33,272	$22,429	$136,679	$95,949	$40,730

Canada	$13,893	$7,755	$6,138	$33,446	$22,048	$11,398
U.S. south	$15,838	$9,684	$6,154	$35,708	$27,767	$7,941
U.S. northeast	$7,650	$7,043	$607	$22,513	$21,262	$1,251
Corporate	$18,320	$8,790	$9,530	$45,012	$24,872	$20,140
Three months ended
Excluding the impact of FX, approximately $1,900, the increase in SG&A expense is due to the acquisition of WSI, other “tuck-in” acquisitions and organic growth. The increase is primarily attributable to salaries, facility, and other SG&A costs, approximately $8,900, $3,300 and $2,100, respectively.
Corporate SG&A includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions. Corporate SG&A also includes transaction and related costs and fair value changes to stock options which represent approximately $2,100 and $2,700, respectively, of the comparative increase. The acquisition of WSI is the primary contributor to the increase in corporate SG&A expense.
Nine months ended
The reasons for the increase in SG&A expense for the nine months ended are consistent with those outlined above for the three months ended.
Restructuring expenses

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$3,792	$—	$3,792	$3,792	$—	$3,792

Canada	$—	$—	$—	$—	$—	$—
U.S. south	$—	$—	$—	$—	$—	$—
U.S. northeast	$—	$—	$—	$—	$—	$—
Corporate	$3,792	$—	$3,792	$3,792	$—	$3,792
Three and nine months ended
Restructuring expenses have been incurred in connection with our integration of WSI. Restructuring expenses include costs incurred to integrate various operating locations, exiting certain property, building and office leases, employee severance and employee relocation costs. Restructuring expenses are recorded to corporate as these expenses are typically initiated by corporate. We expect to incur additional restructuring expenses within the next six months to one year.
IESI-BFC Ltd. — September 30, 2010 — 9

Amortization

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$62,790	$41,946	$20,844	$145,403	$120,702	$24,701

Canada	$23,550	$13,549	$10,001	$53,659	$37,581	$16,078
U.S. south	$21,936	$12,158	$9,778	$45,736	$35,522	$10,214
U.S. northeast	$15,154	$15,928	$(774)	$43,094	$46,659	$(3,565)
Corporate	$2,150	$311	$1,839	$2,914	$940	$1,974
Three and nine months ended
Higher amortization expense is largely attributable to our acquisition of WSI which increased amortization expense in our Canadian and U.S. south segments. Higher FX, approximately $1,900 and $6,200, respectively, also contributed to the comparative increases. Other “tuck-in” acquisitions and replacement and growth capital purchases to service existing contracts and organic growth, most notably in our Canadian and U.S. south segments, also contributed to the rise in amortization expense. Excluding the impact of WSI, our Canadian business recorded lower intangible amortization expense due to fully amortized intangibles.
The increase in corporate amortization expense is due to the acquisition of WSI’s corporate assets.
Net loss (gain) on sale of capital and landfill assets

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$50	$(13)	$63	$(381)	$(128)	$(253)

Canada	$6	$(68)	$74	$(364)	$(162)	$(202)
U.S.	$44	$55	$(11)	$(17)	$34	$(51)
Corporate	$—	$—	$—	$—	$—	$—
Three and nine months ended
We dispose of certain equipment as a matter of normal course. These dispositions are generally the result of asset retirements. Normal course disposals were not significant individually or in aggregate.
Interest on long-term debt

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$17,783	$7,851	$9,932	$33,964	$26,246	$7,718
Three and nine months ended
Interest expense in Canada totaled approximately $5,100 and $9,700 for the three and nine months ended 2010, respectively, compared to approximately $2,000 and $7,000 in the respective periods a year ago. Our U.S. business incurred interest charges of approximately $12,700 and $24,200 for the three and nine months ended, respectively, compared to approximately $5,800 and $19,300 in the respective periods last year.
We financed a portion of the WSI acquisition with long-term debt drawings. Accordingly, the increase in interest on long-term debt is principally attributable to the increase in indebtedness resulting from this financing. We attribute approximately $4,400 of the increase to financing a portion of the WSI acquisition with long-term borrowings and approximately $1,500 to market rate adjustments related to us entering into our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) in Canada and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) in the U.S. Because the acquisition of WSI occurred at the beginning of the quarter, the financing and market rate amounts outlined above apply equally to the three and nine month periods ended September 30, 2010.
IESI-BFC Ltd. — September 30, 2010 — 10

Excluding financings attributable to the acquisition of WSI and market rate adjustments to our Canadian and U.S. facilities, FX, approximately $500 and $1,100 for the three and nine months ended respectively, also contributed to the increases. Both our U.S. and Canadian businesses incurred higher comparative interest expense from higher comparative interest rates. In addition, borrowings in the current and year-to-date periods were also higher due to other “tuck-in” acquisitions completed in these periods. The write-off of certain deferred financing costs in connection with entering into our new U.S. facility also contributed to the increase and we incurred a one time interest charge in connection with the defeasance of WSI’s high yield notes totaling approximately $1,700. Proceeds from share offerings completed in March and June 2009, and applied to U.S. borrowings, partially offset increases in comparative year-to-date interest expense for our U.S. business.
Net foreign exchange (gain) loss

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$(40)	$61	$(101)	$14	$238	$(224)
Three and nine months ended
Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency. Gains and losses are not attributable to one significant transaction or series of transactions.
Net (gain) loss on financial instruments

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$(1,498)	$305	$(1,803)	$(3,248)	$(866)	$(2,382)
Three and nine months ended
Financial instrument gains are due principally to fair value changes in certain interest rate swaps resulting from period-to-period movements in interest rates. Changes in the fair value of funded landfill post-closure costs and fuel hedges account for the balance of the changes. We have not designated interest rate swaps and certain fuel hedges as hedges for accounting purposes and fair value movements in these arrangements are recorded as gains or losses on financial instruments.
Conversion Costs

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$—	$93	$(93)	$—	$208	$(208)
Three and nine months ended
Conversion costs incurred in the third quarter of 2009 represent professional fees incurred on the final wind-up of the BFI Canada Income Fund (the “Fund”) and Ridge Landfill Trust and were incurred exclusively in Canada.
Other expenses

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$586	$44	$542	$644	$109	$535
Three and nine months ended
Other expenses are comprised of management bonuses related to certain acquisitions completed in prior years. Other expenses for the three and nine months ended September 30, 2010 also include bonuses incurred to retain certain former WSI executives.

IESI-BFC Ltd. — September 30, 2010 — 11

Net income tax expense

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$14,012	$9,548	$4,464	$37,705	$23,724	$13,981
Three and nine months ended
The increase in net income tax expense in our Canadian business is due largely to the acquisition of WSI. For the three and nine months ended net income tax expense was approximately $8,100 and $19,600, respectively, representing comparative respective increases of $3,000 and $5,700. Strong pre-existing business performance and other “tuck-in” acquisitions also contributed to the increase which is principally related to an increase in cash taxes.
The increase in U.S. income tax expense is due in large part to an increase in deferred income tax expense, approximately $1,500 and $8,700 for the three and nine months ended, respectively. Current taxes were largely unchanged quarter to quarter and were approximately $400 lower comparatively year-to-date. Higher income subject to tax, due in part to income contributions from the acquisition of WSI, has increased our use of loss carryforwards and is the primary cause of the comparative increase in deferred income tax expense.
Income tax expense at the combined basic rate totaled approximately $12,300 and $34,500 for the three and nine months ended, respectively. State and withholding taxes, tax on non-deductible expenses, and revisions to unutilized loss carryforwards related to WSI transaction costs were partially offset by revisions to unutilized loss carryforwards.
Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.
Net loss from equity accounted investee

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Total	$70	$—	$70	$116	$—	$116
Three and nine months ended
The net loss from equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed using the consolidation method.
Other Performance Measures — For the three and nine months ended September 30, 2010
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
Free cash flow(B)
Purpose and objective
The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies, in our industry, and to provide investors and analysts an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.
In 2009, our calculation of free cash flow(B) did not deduct for acquisition and related costs or non-recurring costs. Accordingly, comparative free cash flow(B) amounts have been adjusted to conform to the current periods presentation.

IESI-BFC Ltd. — September 30, 2010 — 12

Free cash flow (B) — cash flow approach

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Cash generated from operating activities (statement of cash flows)	$47,958	$76,597	$(28,639)	$173,194	$192,649	$(19,455)

Operating and investing
Stock option expense	2,730	416	2,314	6,170	1,000	5,170
Acquisition and related costs	2,084	—	2,084	6,174	—	6,174
Restructuring expenses	3,792	—	3,792	3,792	—	3,792
Conversion costs	—	93	(93)	—	208	(208)
Other expenses	586	44	542	644	109	535
Changes in non-cash working capital items	42,015	(10,546)	52,561	43,767	(15,476)	59,243
Capital and landfill asset purchases	(36,007)	(28,161)	(7,846)	(84,611)	(87,875)	3,264

Financing
Interest on long-term debt — high yield defeasance interest	1,663	—	1,663	1,663	—	1,663
Financing and landfill development costs (net of non-cash portion)	(290)	—	(290)	(290)	(77)	(213)
Purchase of restricted shares	(1,241)	—	(1,241)	(1,241)	(172)	(1,069)
Net realized foreign exchange loss	(40)	61	(101)	14	238	(224)

Free cash flow(B)	$63,250	$38,504	$24,746	$149,276	$90,604	$58,672

Free cash flow (B) — adjusted EBITDA(A) approach
We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Adjusted EBITDA(A)	$126,300	$79,360	$46,940	$290,839	$215,086	$75,753

Restricted share expense	568	390	178	1,398	1,081	317
Purchase of restricted shares	(1,241)	—	(1,241)	(1,241)	(172)	(1,069)
Capital and landfill asset purchases	(36,007)	(28,161)	(7,846)	(84,611)	(87,875)	3,264
Landfill closure and post-closure expenditures	(1,609)	(2,609)	1,000	(3,161)	(4,964)	1,803
Landfill closure and post-closure cost accretion expense	1,030	805	225	2,792	2,322	470
Interest on long-term debt	(17,783)	(7,851)	(9,932)	(33,964)	(26,246)	(7,718)
Interest on long-term debt — high yield defeasance interest	1,663	—	1,663	1,663	—	1,663
Non-cash interest expense	1,985	676	1,309	3,410	2,221	1,189
Current income tax expense	(11,656)	(4,106)	(7,550)	(27,849)	(10,849)	(17,000)

Free cash flow(B)	$63,250	$38,504	$24,746	$149,276	$90,604	$58,672

Three months ended
Free cash flow(B) increased period over period excluding the impact of FX, approximately $21,800. The acquisition of WSI contributed to the free cash flow(B) growth that we enjoyed in the current quarter. In addition, we generated significant improvements to adjusted EBITDA(A) resulting from strong revenue growth as detailed in the Review of Operations – For the three and nine months ended September 30, 2010 section of this MD&A. Higher debt levels resulting from the acquisition of WSI and higher interest rates in Canada and the U.S. partially offset adjusted EBITDA(A) improvements. Higher capital and landfill asset purchases, due in large part to the acquisition of WSI and other “tuck-in” acquisitions completed in the year also partially offset adjusted EBITDA(A) growth. Cash taxes also rose in the period, most notably in Canada. Higher Canadian cash taxes are the result of acquiring WSI, which has no meaningful loss carryforwards to shelter income subject to tax.

IESI-BFC Ltd. — September 30, 2010 — 13

Nine months ended
For the nine months ended, the increase in free cash flow(B) is due in large part to the acquisition of WSI. FX also contributed to the year-to-date increase. As outlined above for the three months ended, strong revenue growth contributed to the increase in adjusted EBITDA(A), which was partially offset by higher interest expense and higher current income tax expense.
Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Replacement	$25,317	$19,322	$5,995	$57,159	$49,094	$8,065
Growth	10,690	8,839	1,851	27,452	38,781	(11,329)

Total	$36,007	$28,161	$7,846	$84,611	$87,875	$(3,264)

Capital and landfill purchases — replacement
Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.
Three months ended
Excluding the impact of FX and the acquisition of WSI, replacement expenditures increased. The increase is a function of higher capital asset spending for vehicles and containers, partially offset by a decline in replacement spending at our landfills. The timing of landfill cell construction is the primary reason for the decline in landfill spending. The increase in capital asset replacement spending is due to a combination of timing, a larger comparative compliment of capital assets, and targeting the purchase of more capital assets in light of lower landfill spending.
Nine months ended
The reasons for the increase in year-to-date replacement spending are consistent with those outlined above for the three months ended.
Capital and landfill purchases — growth
Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.
Three months ended
Excluding the impact of WSI and FX, growth expenditures increased. The increase is attributable to our U.S. business as our Canadian business recognized a comparative quarterly decline. The increase in the U.S. is due in large part to spending on equipment and infrastructure, while the decline in Canada is due to fewer comparative contract wins resulting in lower vehicle and equipment purchases versus the comparative quarter a year ago.
Nine months ended
Fewer comparative contract wins is the primary reason for the decline in year-to-date growth expenditures.
Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

IESI-BFC Ltd. — September 30, 2010 — 14

Dividends
(all amounts are in Canadian dollars)
2010
Our actual and expected dividend record and payment dates, and payment amounts, were or are as follows:
Actual or expected dividend (paid or payable quarterly)

		Dividend amounts per
		share and PPS
		equivalent(1) -
	Actual or expected	stated in Canadian
Actual or expected record date	payment date	dollars

March 31, 2010	April 15, 2010	$0.125
June 30, 2010	July 15, 2010	0.125
September 30, 2010	October 15, 2010	0.125
December 31, 2010	January 14, 2011	0.125

Total		$0.500

Note:

(1)	Participating preferred shares (“PPSs”) issued by IESI Corporation (“IESI”) are exchangeable into common shares of the Company on a one for one hundred basis. In this MD&A, reference to “PPS equivalent” refers to the number of shares issuable by the Company upon a PPS exchange. Dividends per PPS equivalent are expressed on the same basis.
2009
Our regular and special dividend record and payment dates, and payment amounts, were as follows:
Regular and special dividend (paid quarterly)

		Regular dividend	Special dividend	Total dividend amounts
		amounts per share and	amounts per share and	per share and PPS
		PPS equivalent - stated	PPS equivalent - stated	equivalent - stated in
Record date	Payment date	in Canadian dollars	in Canadian dollars	Canadian dollars

March 31, 2009	April 15, 2009	$0.125	$0.125	$0.250
June 30, 2009	July 15, 2009	0.125	0.125	0.250
September 30, 2009	October 15, 2009	0.125	0.125	0.250
December 17, 2009	December 31, 2009	—	0.125	0.125
December 31, 2009	January 15, 2010	0.125	—	0.125

Total		$0.500	$0.500	$1.000

IESI-BFC Ltd. — September 30, 2010 — 15

Summary of Quarterly Results
(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts)

2010	Q3	Q2	Q1

Revenues
Canada	$184,765	$117,697	$100,095
U.S. south	162,342	93,406	87,800
U.S. northeast	89,155	88,479	76,147

Total revenues	$436,262	$299,582	$264,042

Net income	$23,941	$19,835	$16,710

Net income per weighted average share, basic	$0.20	$0.21	$0.18

Net income per weighted average share, diluted	$0.20	$0.21	$0.18

Adjusted net income(A)	$31,710	$23,342	$18,668

Adjusted net income(A) per weighted average share, basic	$0.26	$0.25	$0.20

Adjusted net income(A) per weighted average share, diluted	$0.26	$0.25	$0.20

2009	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991

Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466

Net income	$9,875	$19,109	$15,105	$9,639	$53,728

Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64

Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63

Adjusted net income(A)	$15,004	$19,819	$14,628	$10,033	$59,484
Adjusted net income(A) per weighted average share, basic	$0.16	$0.21	$0.18	$0.14	$0.71

Adjusted net income (A) per weighted average share, diluted	$0.16	$0.21	$0.18	$0.14	$0.70

2008	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$80,301	$100,965	$99,807	$85,418	$366,491
U.S. south	83,452	87,809	87,392	79,490	338,143
U.S. northeast	79,853	93,461	90,414	78,441	342,169

Total revenues	$243,606	$282,235	$277,613	$243,349	$1,046,803

Net income	$9,919	$16,274	$17,444	$11,322	$54,959

Net income per weighted average share or trust unit, basic and diluted	$0.14	$0.24	$0.25	$0.16	$0.80

Adjusted net income(A)	$14,909	$16,509	$14,232	$15,928	$61,578
Adjusted net income(A) per weighted average share or trust unit, basic and diluted	$0.22	$0.24	$0.21	$0.23	$0.89

Seasonality
Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes. Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

IESI-BFC Ltd. — September 30, 2010 — 16

Revenues
Canadian segment revenues expressed in thousands of Canadian dollars

	Q4	Q3	Q2	Q1	Total

2010		$191,740	$121,066	$104,191
2009	$102,942	$104,996	$102,390	$88,396	$398,724
2008	$99,557	$104,999	$100,754	$85,768	$391,078

2010 less 2009 revenues		$86,744	$18,676	$15,795
2009 less 2008 revenues	$3,385	$(3)	$1,636	$2,628	$7,646
The acquisition of WSI contributed approximately C$68,000 to the increase in third quarter revenues. The balance, approximately C$18,700, is due to organic growth and other “tuck-in” acquisitions. In the first three quarters of 2010, comparative revenue gains are attributable to stronger overall pricing, volume and contributions from other “tuck-in” acquisitions. We have enjoyed stronger comparative commodity pricing this year compared to last and if commodity prices remain strong in the fourth quarter, revenues will benefit comparatively. We believe we are on course to meet the revenue expectations we have set for our Canadian business in 2010. We caution readers that the economic climate remains fragile and can impact certain services we offer and the revenue we generate from these services. Economic disruptions can have a significant impact on our ability to realize revenue growth.
The dip in third quarter 2009 revenues compared to the same quarter in 2008 is the result of fuel surcharges. In the second and third quarters of 2008, diesel fuel costs were in excess of one dollar and forty cents Canadian per litre. While third quarter 2008 and 2009 revenues appear consistent period-to-period, 2008 third quarter revenues include fuel surcharges that were approximately C$2,100 higher than the third quarter of 2009. Fuel surcharges are the primary cause of the disparity in quarterly revenue performance when compared to the balance of the quarter’s year over year.
U.S. south segment

	Q4	Q3	Q2	Q1	Total

2010		$162,342	$93,406	$87,800
2009	$86,882	$89,359	$83,899	$80,047	$340,187
2008	$83,452	$87,809	$87,392	$79,490	$338,143

2010 less 2009 revenues		$72,983	$9,507	$7,753
2009 less 2008 revenues	$3,430	$1,550	$(3,493)	$557	$2,044
The acquisition of WSI contributed approximately $60,100 to the increase in third quarter revenues. Other “tuck-in” acquisitions completed in the third quarter of 2010 also contributed to the increase. On balance, U.S. south segment revenues have generally delivered a stronger performance than each of the comparative quarters. In the first three quarters of 2010, comparative revenue gains are attributable to stronger overall net pricing and higher volumes, excluding volumes in the third quarter of the year, and contributions from other “tuck-in” acquisitions. Our U.S. south segment is not exposed to commodity prices to the same extent as our Canadian and U.S. northeast segments. The timing of contract wins, which commenced in 2009, has muted comparative revenue growth in the third quarter versus the growth we enjoyed in the first and second quarters of the year. We believe that we are on course to meet our U.S. south segment revenue targets we established for 2010.
Similar to the dip we experienced in our Canadian business, the decline in second quarter 2009 revenues compared to the same quarter in 2008 is the result of declining fuel surcharges. Fuel surcharge declines totaled approximately $5,100 comparatively.

IESI-BFC Ltd. — September 30, 2010 — 17

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total

2010		$89,155	$88,479	$76,147
2009	$79,107	$84,408	$82,613	$72,863	$318,991
2008	$79,853	$93,461	$90,414	$78,441	$342,169

2010 less 2009 revenues		$4,747	$5,866	$3,284
2009 less 2008 revenues	$(746)	$(9,053)	$(7,801)	$(5,578)	$(23,178)
Our U.S. northeast segment experienced consecutive quarterly declines in 2009 and was hardest hit by the economic downturn. In the fourth quarter of 2009, we began to see the reversal of this trend and we are encouraged by our year-to-date performance in 2010. Commodity pricing played a role in this segments’ comparative 2010 quarterly performance, but pricing gains from commercial and industrial revenue streams also contributed to the comparative growth. Landfill pricing was also a contributing factor to second quarter growth as were landfill and recycling volumes in the third quarter of the year. As mentioned in our U.S. south segment discussion, our U.S. northeast segment is subject to commodity pricing fluctuations. An environment of stable commodity pricing and a return to a more robust and vibrant economy, will serve this segment well in the fourth quarter of 2010. We believe we are on course to meet our U.S. northeast segment revenue targets we established for 2010.
Net income

	Q4	Q3	Q2	Q1	Total

2010 — Net income		$23,941	$19,835	$16,710

2009 — Net income	$9,875	$19,109	$15,105	$9,639	$53,728

2008 — Net income	$9,919	$16,274	$17,444	$11,322	$54,959

2010 less 2009 net income		$4,832	$4,730	$7,071
2009 less 2008 net income	$(44)	$2,835	$(2,339)	$(1,683)	$(1,231)
Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business. Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restructuring expenses, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and fluctuate with other non-operating variables.
Net income in the first three quarters of 2010 was higher than net income in each of comparative periods in 2009. Higher operating income was driven principally from the acquisition of WSI, other “tuck-in” acquisitions and strong overall organic growth, partially offset by higher transaction and related costs and restructuring expenses. Financing a portion of the WSI acquisition with long-term debt resulted in higher third quarter interest expense which partially offset our stronger revenue and operating income performance in this period. Lower debt levels and interest rates in the first and second quarters of 2010 helped contribute to the stronger comparative net income performance. Higher comparative income tax expense stemming from stronger operating results and the third quarter acquisition of WSI, resulted in a lower comparative net income versus each of the comparative periods a year ago.
The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely out of our control, and in certain circumstances are the result of the accounting treatment we have elected to take with certain hedging arrangements. Additionally, non-recurring items, including significant transaction and related costs, costs incurred to complete the conversion of the Fund to a corporation, and restructuring expenses, have also impacted net income performance quarter-to-quarter.
Net income was higher in the first and second quarters of 2008 compared to 2009. In the second quarter of 2008, we recorded a gain on financial instruments which was approximately $3,800 higher than the gain recorded in the comparative quarter in 2009. The gain was the result of fluctuations in interest rates which resulted in fair value gains on interest rate swaps recorded in our U.S. business. In the first quarter of 2008, we recognized a deferred income tax recovery compared to a first quarter 2009 deferred income tax expense which contributed an additional $12,500 to 2008 first quarter net income compared to the same quarter in 2009. The erosion of loss carryforwards in

IESI-BFC Ltd. — September 30, 2010 — 18

2009 (deferred income tax expense) compared to the addition of loss carryforwards in 2008 (deferred income tax recovery) in our U.S. business and timing differences between the carrying value of our U.S. capital assets and their tax values were the primary contributors to higher deferred income tax expense in 2009 and higher comparative deferred income tax recoveries in 2008. Contributions to first quarter 2008 net income from deferred taxes, were partially offset by higher net losses on financial instruments, approximately $8,500. As in the second quarter of 2008, fluctuations in interest rates resulted in fair value losses on interest rate swaps recorded in the U.S..
Net income in the third quarter of 2009 eclipsed net income achieved in 2008. Stronger 2009 operating income was due in large part to lower amortization expense as a result of fully amortized intangibles and lower per tonne landfill amortization rates. Interest expense was also lower in the third quarter of 2009 versus 2008, approximately $5,500. Lower interest rates and lower debt levels, due principally to the application of net proceeds from share offerings completed in March and June 2009 to long-term debt repayment, are the primary reasons for the decline in interest expense and resulting increase in comparative net income. Lower conversion costs in 2009, representing costs incurred to convert from an income trust to a corporation, approximately $2,100, also contributed to the increase in net income. The contributions to higher comparative net income were partially offset by higher current and deferred taxes. Higher current and deferred income tax expense in our Canadian and U.S. businesses, respectively, is due to the utilization, and or timing of utilization, of losses available for carryforward.
Net income per weighted average share and trust unit, basic and diluted
Net income per weighted average share in the first three quarters of 2010 was either equal to or higher than each of the comparative quarters ended in 2009. The principal reasons for this performance is due to our strong operating results, the impact of FX, the comparative effect of additional equity issuances in March and June of last year and our third quarter acquisition of WSI. Net income per share in 2009 was lower than each of the comparative quarters ended in 2008. The issuance of equity in 2009 was a significant contributor to the comparable decline.
Financial Condition
(all amounts are in thousands of shares and U.S. dollars, excluding per share or option amounts, unless otherwise stated)
Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2010	2009	2009	2009

Accounts receivable	$108,059	$100,613	$208,672	$53,134	$58,705	$111,839
Intangibles	$125,778	$175,051	$300,829	$15,188	$85,729	$100,917
Goodwill	$275,642	$809,961	$1,085,603	$59,884	$570,586	$630,470
Landfill development assets	$4,036	$6,975	$11,011	$2,692	$4,985	$7,677
Capital assets	$284,631	$434,707	$719,338	$161,513	$278,221	$439,734
Landfill assets	$213,173	$618,233	$831,406	$175,154	$486,584	$661,738
Working capital deficit —(current assets less current liabilities)	$5,873	$(27,509)	$(21,636)	$(14,826)	$(27,222)	$(42,048)
Accounts receivable

Change — Consolidated — September 30, 2010 versus December 31, 2009	$96,833
Change — Canada — September 30, 2010 versus December 31, 2009	$54,925
Change — U.S. — September 30, 2010 versus December 31, 2009	$41,908
The increase in accounts receivable attributable to the WSI acquisition is approximately $59,800, with approximately $33,900 and $25,900 applicable to our Canadian and U.S. businesses respectively. Other “tuck-in” acquisitions we completed over the course of the first three quarters in 2010 contributed an additional approximately $3,900 to the comparative increase in accounts receivable in Canada and $7,100 to the increase in receivables in the U.S.

IESI-BFC Ltd. — September 30, 2010 — 19

Seasonality, FX, organic growth, and the timing of payment receipt are the primary reasons for the remaining increase in Canada. The impact of seasonality is best demonstrated by the increase in revenues we generated in the third quarter of 2010 compared to those generated in the fourth quarter of 2009, which represents a comparative increase of approximately C$21,700. FX also contributed to the current period increase. Had the FX rate remained unchanged from the fourth quarter of 2009, and excluding the impact of the WSI and other “tuck-in” acquisitions, current period receivables would have been approximately $58,500 versus the comparable amount of approximately $71,700.
The balance of the increase in the U.S., approximately $8,900, which excludes the acquisition of WSI and “other” tuck-in acquisitions, is due to seasonality and organic growth.
Intangibles

Change — Consolidated — September 30, 2010 versus December 31, 2009	$199,912
Change — Canada — September 30, 2010 versus December 31, 2009	$110,590
Change — U.S. — September 30, 2010 versus December 31, 2009	$89,322
The increase in intangibles recognized in Canada and the U.S. on the acquisition of WSI totaled approximately $94,500 and $89,000, respectively. The balance of the change is due to a “tuck-in” acquisition net of amortization.
Goodwill

Change — Consolidated — September 30, 2010 versus December 31, 2009	$455,133
Change — Canada — September 30, 2010 versus December 31, 2009	$215,758
Change — U.S. — September 30, 2010 versus December 31, 2009	$239,375
In connection with our acquisition of WSI, we recorded goodwill of approximately $200,700 and $197,200, in Canada and the U.S., respectively.
Goodwill in Canada also increased as a result of changes in FX, while other “tuck-in” acquisitions in our Canadian and U.S. businesses round out the balance of the increases.
Landfill development assets

Change — Consolidated — September 30, 2010 versus December 31, 2009	$3,334
Change — Canada — September 30, 2010 versus December 31, 2009	$1,344
Change — U.S. — September 30, 2010 versus December 31, 2009	$1,990
Ongoing landfill development initiatives in both Canada and the U.S., and FX on Canadian denominated amounts, account for most of the comparative change. The increase in landfill development assets in Canada is due primarily to costs incurred for the expansion of our current Calgary landfill site. The acquisition of WSI added an additional approximately $700 to landfill development assets for our U.S. business.

IESI-BFC Ltd. — September 30, 2010 — 20

Capital assets

Change — Consolidated — September 30, 2010 versus December 31, 2009	$279,604
Change — Canada — September 30, 2010 versus December 31, 2009	$123,118
Change — U.S. — September 30, 2010 versus December 31, 2009	$156,486
Capital asset purchases in Canada (expressed on a cash basis) totaled approximately $21,900. Capital asset additions were incurred principally to maintain our existing vehicles and containers, organic growth and infrastructure spending. Amortization totaled approximately $27,300. The balance of the change is principally attributable to capital assets recognized on the acquisition of WSI and an acquisition we completed in the first quarter of the year. The fair value of assets acquired is approximately $124,000. Working capital adjustments, FX, and disposals, partially offset the net increase.
The increase in capital assets in our U.S. business is a function of capital asset additions (expressed on a cash basis), approximately $37,200, and assets acquired by way of acquisition. Capital asset additions were principally for organic growth, landfill equipment, with the balance attributable to the maintenance of our current compliment of assets. The acquisition of capital assets in connection with the WSI and several “tuck-in” acquisitions completed year-to-date, approximately $162,200, was the most significant contributor to the increase. Amortization, approximately $42,700, coupled with disposals and working capital adjustments partially offset these increases.
Landfill assets

Change — Consolidated — September 30, 2010 versus December 31, 2009	$169,668
Change — Canada — September 30, 2010 versus December 31, 2009	$38,019
Change — U.S. — September 30, 2010 versus December 31, 2009	$131,649
The fair value of landfill assets acquired in conjunction with the WSI acquisition totaled approximately $44,200 and $138,100, in Canada and the U.S., respectively.
Excluding acquired landfill assets, additions in Canada (expressed on a cash basis) totaled approximately $4,000. Additions represent cell or site development principally at our Lachenaie, Ridge and Winnipeg landfills. Capitalized asset retirement obligations and working capital adjustments also contributed to the increase. Amortization, approximately $18,800, partially offset these increases, as did FX.
Amortization, including the amortization of capitalized landfill closure and post-closure costs, approximately $32,200, partially offset the increase in landfill assets in our U.S. business resulting from the WSI acquisition. Additions (expressed on cash basis), approximately $21,500, and capitalized asset retirement obligations, approximately $3,500, also contributed to the increase. Landfill construction and provisions for wetlands mitigation at our Seneca Meadows site are the primary contributors to landfill asset additions and capitalized landfill closure and post-closure costs in the period. Working capital adjustments represent the balance of the change.
Working capital deficit

Change — Consolidated — September 30, 2010 versus December 31, 2009	$20,412
Change — Canada — September 30, 2010 versus December 31, 2009	$20,699
Change — U.S. — September 30, 2010 versus December 31, 2009	$(287)
The decline in our working capital deficit in Canada is due to the following: higher accounts receivable balances due to the acquisition of WSI and an acquisition completed in the first quarter of 2010 coupled with strong organic growth, seasonality and the timing of payment receipt, partially offset by higher accounts payable, accrued charges, and deferred revenues due principally to the acquisition of WSI. Higher dividends payable is attributable to the common shares issued in connection with the WSI acquisition.
The increase in our working capital deficit in the U.S. is the result of the following: higher accounts receivable balances due to the acquisition of WSI, organic growth, seasonality and the timing of payment receipt, partially offset by higher accounts payable, accrued charges and the current portion of long-term debt, due principally to the acquisition of WSI.
IESI-BFC Ltd. — September 30, 2010 — 21

Disclosure of outstanding share capital

September 30, 2010
	Shares	$

Common shares	110,622	1,641,241
Special shares	11,048	—

Total common and special shares	121,670	1,641,241
Restricted shares	(277)	(5,169)

Total contributed equity	121,393	1,636,072

November 1, 2010
	Shares	$

Common shares	110,625	1,641,309
Special shares	11,048	—

Total common and special shares	121,673	1,641,309
Restricted shares	(277)	(5,169)

Total contributed equity	121,396	1,636,140

Changes to share capital resulting from the acquisition of WSI
In connection with our acquisition of WSI, we issued 27,971 common shares to WSI’s shareholders on July 2, 2010. Under the terms of the Agreement, we issued 0.5833 of our common shares for each common share issued by WSI and outstanding on the date of close.
In accordance with the Agreement, we assumed WSI’s stock option plans on closing. Accordingly, we are obligated to issue a maximum of 505 common shares as a result of our assumption of WSI’s stock option plans. The options have grant dates ranging from October 26, 2005 to March 16, 2009 and expire between October 26, 2010 and March 16, 2016. The exercise prices for these options range from $7.42 to $18.93. For the period from July 2, 2010 through September 30, 2010, 268 stock options have been exercised for total consideration of approximately $3,700. As of November 1, 2010, an additional 3 stock options have been exercised.
In addition, we assumed WSI’s unexercised and outstanding warrants to issue 194 common shares at an exercise price of $13.89 per share. These warrants are held by an executive officer of the Company, who is also a director, and certain members of his immediate family. These warrants have an issue date of September 7, 2001 and expire on the tenth anniversary from issuance, September 7, 2011.
Shareholders’ equity
We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.
Common Shares
Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.
Special Shares
Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs. Participating preferred shareholders have the right to exchange one PPS for one hundred common shares of the Company. For each PPS exchanged one hundred special shares are automatically cancelled.
Preferred Shares
At September 30, 2010, no preferred shares are outstanding. Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions which are determined by the Board of Directors prior to their issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.
IESI-BFC Ltd. — September 30, 2010 — 22

Non-controlling interest
As of November 1, 2010, 11,048 PPS equivalents remain outstanding. Each PPS equivalent is exchangeable into a common share of the Company and each holder of a PPS equivalent receives dividends equal to those received by the Company’s common shareholders. Assuming the exchange of all PPS equivalents, 121,670 common shares would be outstanding at September 30, 2010.
We anticipate that, pursuant to certain mandatory exchange provisions governing the PPSs, all remaining outstanding PPSs will be exchanged for 11,048 common shares of the Company prior to December 31, 2010. At that time, the outstanding special shares of the Company will also be redeemed in full.
Liquidity and Capital Resources
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations	September 30, 2010
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$1,123,282	$1,161	$2,615	$1,010,506	$109,000
Interest on long-term debt(2)	231,048	22,721	122,014	25,075	61,238
Landfill closure and post-closure costs, undiscounted	511,745	4,812	22,920	22,782	461,231
Interest rate swaps	6,866	5,161	1,705	—	—
Commodity swaps	1,343	336	1,007	—	—
Operating leases	59,979	9,225	19,912	14,974	15,868
Other long-term obligations(3)	20,592	200	—	20,392	—

Total contractual obligations	$1,954,855	$43,616	$170,173	$1,093,729	$647,337

Note:

(2)	Long-term debt attracts interest at both fixed and variable interest rates. Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at September 30, 2010. Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

(3)	Other long-term obligations include the following: payments for a license agreement to use the trade name “BFI” and the related logo in our Canadian business for the period from June 30, 2015 to June 30, 2034 and a $200 deposit due July 2011 related to the purchase of an adjacent parcel of land to our SLD landfill. Contingent consideration in respect of certain acquisitions is not included in the table above.
As outlined below, in the Changes to long-term debt occurring in conjunction with WSI acquisition section of this MD&A, we entered into amended credit facilities in Canada and the U.S. Details of the new facilities and amounts drawn at the date of closing are provided below.
Long-term debt
Summary details of our long-term debt facilities at September 30, 2010 are as follows:

			Letters of credit
			(not reported as
			long-term debt
			on the
			Condensed
	Available		Consolidated	Available
	lending	Facility drawn	Balance Sheet)	capacity

Canadian long-term debt facilities — stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$525,000	$325,000	$53,390	$146,610

U.S. long-term debt facilities — stated in U.S. dollars
Revolving credit facility	$950,000	$637,500	$139,682	$172,818
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(4)	$194,000	$109,000	$—	$85,000
Other notes	$4,862	$4,862	$—	$—

Note:

(4)	Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility and requires us to issue letters of credit for an amount equal to the IRB amounts drawn.
IESI-BFC Ltd. — September 30, 2010 — 23

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. facilities)
At September 30, 2010, funded long-term debt to EBITDA is as follows:

	September 30, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.92	3.05	1.92	2.56
Funded debt to EBITDA maximum (5)	3.00	4.00	2.75	4.00

Note:

(5)	Our U.S. long-term debt facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.
Changes to long-term debt occurring in conjunction with the WSI acquisition
Closing Agreements
On June 23, 2010, we entered into a Closing Agreement with the credit parties to our Canadian facility. The purpose of entering into this agreement was to secure the terms and conditions of the Canadian facility and certain arrangements regarding funding of the WSI acquisition at closing. As consideration for entering into this agreement, we incurred a ticking fee equal to 72.5 basis points per annum calculated on the total C$525,000 commitment available under the Canadian facility. The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the Canadian facility being executed or 60 days from the execution date of the Closing Agreement.
On June 14, 2010, we entered into a Closing Agreement with the credit parties to our U.S. facility. The purpose of entering into this agreement is consistent with the purpose outlined above for our Canadian facility. As consideration for entering into this agreement, we incurred a ticking fee equal to 50 basis points per annum calculated on the total $950,000 commitment available under the U.S. facility. The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the execution of the U.S. facility or July 30, 2010.
Canadian facility
On July 2, 2010, in connection with the closing of the WSI acquisition, the Canadian facility became effective. Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions. Entering into the Canadian facility increased our availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000. All committed monies under the Canadian facility are revolving. In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies. Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times. The funded debt to EBITDA ratio covenant may also expand to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.
Pricing on advances drawn under the facility increased by 125 basis points when our funded debt to EBITDA ratio is in excess of 2.0 times, and by 100 basis points when our funded debt to EBITDA ratio is below 2.0 times. The Canadian facility also introduced new pricing layers for funded debt to EBITDA positions below 1.0 times and in excess of 2.5 times. Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over bankers’ acceptances (“BAs”) for borrowings on BAs. Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points. Standby fees increased by 32.5 basis points, and range from 55 to 85 basis points, while non-financial letters of credit increased by approximately 82.5 basis points.
Security under the Canadian facility remained largely unchanged, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.
On July 2, 2010, advances under the Canadian facility were C$348,000 and total letters of credit outstanding amounted to C$52,316. Available capacity under the facility, excluding the accordion, at July 2, 2010 was C$124,684. In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our Canadian facility) was 2.08 times.
IESI-BFC Ltd. — September 30, 2010 — 24

September 30, 2010 update
On September 30, 2010, advances under the Canadian facility were C$325,000 and total letters of credit amounted to C$53,390. Available capacity under the facility at September 30, 2010, excluding the accordion, was C$146,610 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.92 times.
Canadian Trust Indenture
On July 2, 2010, we entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”). The purpose of entering into the trust indenture was to permit us to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility. The amount drawn, maturity, pricing, security and significant terms and covenants in the trust indenture were largely unchanged. Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and were aligned with changes to the Canadian facility. The financial covenant, funded debt to EBITDA, (as defined and calculated in accordance with the terms of the trust indenture) and referred to above in the Canadian facility section, was similarly modified in the trust indenture. While pricing remained unchanged, pricing was modified to allow for an additional charge should our credit quality deteriorate. Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.
U.S. facility
On July 2, 2010, in connection with the closing of the WSI acquisition, our U.S. facility became effective. Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, to refinance existing indebtedness, working capital, letters of credit and for general corporate purposes. Entering into the U.S. facility increased our availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000. All committed monies under the U.S. facility are revolving. In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies. Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility. The U.S. facility requires that we maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein. This requirement is unchanged from the conditions included in the preceding facility. In accordance with the requirements, we have complied with this condition as of October 27, 2010.
Pricing on advances drawn under the facility increased by 125 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances. Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances. Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points. Standby fees were largely unchanged and range from 37.5 to 62.5 basis points, while letters of credit increased by approximately 125 basis points.
Security under the U.S. facility remained relatively unchanged, and represents a first priority perfected security interest over all personal and real property of the U.S. operating companies and a pledge of the U.S. operating entities equity held by the U.S. parent.
On July 2, 2010, advances under the U.S. facility were $650,000 and total letters of credit outstanding amounted to $139,683. Available capacity under the facility, excluding the accordion, at July 2, 2010 was $160,317. In addition, our funded debt to EBITDA on closing (as defined and calculated in accordance with our U.S. facility) was 3.24 times.
September 30, 2010 update
On September 30, 2010, advances under the U.S. facility were $637,500 and total letters of credit amounted to $139,682. Available capacity under the facility at September 30, 2010, excluding the accordion, was $172,818 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.05 times.
IESI-BFC Ltd. — September 30, 2010 — 25

Other notes
In connection with the WSI acquisition, we assumed various notes which included a secured note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse. The note has an original issue date of June 29, 2007 and was originally issued for $10,500. The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014. The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas.
In addition, we assumed a note payable with an original issue date of June 14, 2002 and issue amount of $3,500. The note bears interest at 6.678% and is payable in 180 equal monthly payments of $31, or the equivalent of $370 annually. The note matures on June 14, 2017 and the balance outstanding at July 2, 2010 was $2,064. The note was unsecured and was repaid in the current quarter.
We also assumed a note payable under a financing arrangement for a piece of equipment purchased in 2006. At closing, the total remaining payments under this note amount to $38. The note was repaid in the current quarter.
Long-term debt to pro forma adjusted EBITDA(A)
On the closing of the WSI acquisition, and including other completed acquisitions, our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.4 times.
Changes to long-term debt in the period ended September 30, 2010
Canadian long-term debt facilities
In the first quarter of 2010, we borrowed C$50,000 to fund an acquisition. Borrowings incurred in respect of this acquisition were higher than two times the acquisitions contribution to EBITDA(A). Accordingly, our funded debt to EBITDA ratio increased comparatively. In the second quarter of 2010, we repaid C$19,000 of advances under the facility due in large part to strong cash derived from operating activities. On the closing of the WSI acquisition, long-term borrowings on our Canadian facility were C$348,000 compared to our September 30, 2010 balance of C$325,000. We continue to derive strong cash flow from operations in the quarter and we applied proceeds, approximately C$12,500, from the divestiture of certain assets in Calgary and Ottawa to debt repayment as well.
U.S. long-term debt facilities
In the first and second quarters we repaid $10,000 and $18,000, respectively. Strong cash flow from operations and lower capital and landfill expenditures, partially offset by acquisitions, are the primary reasons we were able to repay indebtedness aggressively. On the closing of the WSI acquisition, long-term borrowings on our U.S. facility were $650,000 compared to our September 30, 2010 balance of $637,500. As in the first and second quarters, we continued to derive strong cash flow from operations in the third quarter and applied this cash to debt repayment.
At September 30, 2010, we are not in default of our Canadian and U.S. long-term debt facility covenants.
IESI-BFC Ltd. — September 30, 2010 — 26

Risks and restrictions
A portion of our two revolving credit facilities and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers’ acceptances or LIBOR. U.S. drawings, $393,500, together with amounts drawn on our Canadian revolving facility, C$325,000, and amounts drawn on a portion of our IRBs, $64,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $3,935, C$3,250 and $640, change in annualized interest expense, respectively. A rise or fall in interest expense in our Canadian business has a direct impact on current income tax expense. Accordingly, a C$3,250 increase in interest expense reduces current income tax expense by approximately C$1,000. Currently, our U.S. business has losses available for carryforward to shelter income otherwise subject to income tax. Accordingly, a $3,935 and $640 increase in interest expense will result in a lower deferred income tax expense of approximately $2,600. The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.
We are obligated under the terms of our debenture, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities. Failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full. Based on current and expected future performance, we expect to refinance these facilities in full at or before their respective maturities.
The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.
Fuel hedges and interest rate swaps
U.S. fuel hedges

	Notional amount	Diesel rate
	(gallons per month	paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
Canadian fuel hedges

		Diesel rate
	Notional amount	paid
	(litres per month -	(expressed in
Date entered	expressed in litres)	C$'s)	Diesel rate received variable	Effective date	Expiration date

September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
IESI-BFC Ltd. — September 30, 2010 — 27

Interest rate swaps — as of November 1, 2010

		Fixed interest rate
	Notional	paid (plus	Variable interest
Date entered	amount	applicable margin)	rate received	Effective date	Expiration date

April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012
October 2010	$160,000	1.07%	0.25%	November 2010	July 2014
Other
Canadian rating
On July 2, 2010, DBRS confirmed their BBB low rating on our Canadian senior secured series B debentures. This announcement removed our rating from under review with developing implications which DBRS issued on November 12, 2009.
U.S. ratings
In November 2009, Standard & Poor’s (“S&P”) announced that the WSI merger agreement would not by itself affect the corporate rating of our U.S. facility. Accordingly, our U.S. facility is rated BB+ stable by S&P. On May 5, 2010, Moody’s Investor Service (“Moody’s”) upgraded our rating on our U.S. facility in anticipation of closing the WSI acquisition. Moody’s rating upgrade moved us from a rating of B1 to Ba2 stable.
Cash flows

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Cash flows generated from (utilized in):

Operating activities	$47,958	$76,597	$(28,639)	$173,194	$192,649	$(19,455)
Investing activities	$(93,757)	$(30,050)	$(63,707)	$(196,392)	$(108,592)	$(87,800)
Financing activities	$44,460	$(45,387)	$89,847	$25,639	$(84,623)	$110,262
Operating activities
Three months ended
The acquisition of WSI had a significant impact on cash derived from operating activities. In the quarter, higher operating income, was partially offset by higher interest on long-term debt, restructuring expenses and higher cash taxes. All of these increases were the result of the WSI acquisition, other “tuck-in” acquisitions and organic growth. The higher cash derived from operations, was offset by the change in non cash working capital uses which is principally attributable to the acquisition of WSI.
Nine months ended
The change in cash flows derived from operating activities for the nine months ended are consistent with those outlined above for the three months ended.
Investing activities
Three months ended
The increase in cash utilized in investing activities is attributable to acquisitions, approximately $69,600 higher than the comparable period. Higher capital and landfill spending was more than offset by proceeds from net assets held for sale, approximately $12,000. The reasons for the increase in capital and landfill spending are addressed in more detail in the Other Performance Measures – Capital and landfill purchases section of this MD&A.
Nine months ended
On a year-to-date basis, the comparative increase in acquisition spending, approximately $102,900, outpaced the comparative increase in proceeds from divestitures, approximately $12,000, and year to date decline in landfill asset spending. Lower landfill spending is addressed in the Other Performance Measures – Capital and landfill purchases section of this MD&A.
IESI-BFC Ltd. — September 30, 2010 — 28

Financing activities
Three months ended
The increase in net proceeds from long-term debt borrowings, approximately $91,700, is due the combination of current quarter borrowings of approximately $67,200 compared to prior period repayments of approximately $24,500. Financing the comparative increase in acquisition activity is the primary reason for the increase in cash derived from financing activities.
Nine months ended
As in the three months ended, the increased source of year-to-date cash in the current year compared to the same period a year ago is due to the comparative increase in acquisition activity coupled with equity issuances which occurred in the first and second quarters of 2009, the proceeds from which were applied to long-term debt advances in the U.S.
Critical Accounting Estimates
General
Our MD&A uses information from our financial statements, which have been prepared in accordance with U.S. GAAP. In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, income taxes, accrued accident claims reserves and other areas of our business. Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual amounts could differ significantly from estimated amounts.
We believe that we employ significant estimates in the determination of certain accounting amounts in the areas outlined below.
Landfill closure and post-closure costs
In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.
Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.
Our cost estimates are estimated applying present value techniques. Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs. Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals. Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.
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A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs. A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.
Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers and reviewed by management having the appropriate level of knowledge and expertise. An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods. All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A). Landfill amortization expense will decline by a similar amount. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.
Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance. If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure cost estimates will increase. Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.
Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.
Landfill assets
Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.
Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets. Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site. Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.
Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but is not available for use. These amounts are amortized over the period in which the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.
Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.
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Goodwill
Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. We have identified our reporting units as our operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis. With the acquisition of WSI complete in the third quarter of 2010, we added WSI’s Canadian operations to our Canadian segment and WSI’s U.S. operations to our U.S. South segment.
The impairment test is a two step test. The first test requires us to compare the fair value of our reporting units to their carrying amounts. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. In determining fair value, we have utilized a discounted future cash flow approach. Additional measures of fair value are also considered by us. Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. There may be circumstances where an alternative method to determine fair value is a more accurate measure. Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of a more pronounced and prolonged recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.
Our annual impairment test was completed on April 30, 2010, at which time we determined that the fair value of each of our reporting units substantially exceeded their carrying amounts. Accordingly, the annual impairment test did not result in the recognition of an impairment loss. While the acquisition of WSI resulted in a significant increase in the carrying amount of goodwill, there is no indication that the fair value of our reporting units are below their carrying amounts.
We continue to monitor both economic and financial conditions and we will re-perform our goodwill test for impairment as conditions warrant.
Income taxes
Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change occurs. Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.
Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

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The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax. However, should we be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to us prior to their expiry. We have historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize our realization of these deferred tax assets. Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determined the likelihood of realizing these losses as less likely than not. Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $133,300. Loss carryforwards resulting from our acquisition of WSI and related specifically to WSI’s U.S. operations are currently offset by a valuation allowance. Our intention to amalgamate WSI and IESI’s U.S. operations should result in the relaxation of the valuation allowance and remove the risk of realizing these deferred tax assets in future periods. Accordingly, in light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.
We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis. This difference results in a deferred tax asset. We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site. We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.
Accrued accident claims reserve
In the U.S. we are self-insured for certain general liability, auto liability, and workers’ compensation claims. For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred. For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insurance levels. We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.
Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.
Other
Other estimates include, but are not limited to, the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation, including a variety of option pricing model estimates; and the fair value of financial instruments.
New Accounting Policies Adopted or Requiring Adoption
Improving Fair Value Measurements and Disclosures
In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3). For us, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011. This guidance is not expected to have a significant impact on our financial statements.

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Enhanced Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, FASB issued more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The objective of the enhanced disclosures is to improve financial statement users understanding of the nature of an entity’s credit risk associated with it financing receivables and the entities assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new disclosure requirements focus on five areas, including nonaccrual and past due financing receivables, allowance for credit losses related to financing receivables, impaired loans, credit quality information and modifications. The new disclosure guidance does not apply to short-term trade accounts receivables, financing receivables measured at fair value with the change in fair value recorded in earnings, financing receivables measured at the lower of cost or fair value, and loans acquired with deteriorated credit quality. For us, certain portions of this guidance are effective December 31, 2010, with the balance effective March 31, 2011. While we do have financing receivables, our financing receivables are not significant in total and are receivable from cities in the province of Quebec. Accordingly, we expect this guidance will have no significant impact on our financial statements.
Related Party Transactions
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
On January 4, 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each. The remaining fifty percent ownership interests are held by two trusts. The brother of our Vice Chairman and Chief Executive Officer serves as a trustee for both trusts. Our Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. The Company’s Vice Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets. The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rental. Our investment in these companies at September 30, 2010 is approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.
We account for our investments in these companies using the equity method of accounting. The equity method of accounting requires that we record our initial investment at cost and the carrying value of our investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, computed by the consolidation method. The amount of the adjustment is included in the determination of our net income. In addition, our investment in these companies is also increased or decreased to reflect our share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from our investee reduce the carrying value of our investment.
The father-in-law of our Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008. As partial consideration for his retirement he will receive C$300 in 2010 and C$100 for each year thereafter until his death.
We lease office space which is owned by the son of one of our directors. The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years. The cost of the lease approximates C$300 annually. We anticipate subletting this lease.
These transactions are in the normal course of operations.

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Outlook
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
Overview
Management is committed to employing its improvement and market-focused strategies with the goal of delivering value to its shareholders. Management’s objective is continuous improvement, which equates to a focus on revenue growth and effective cost management. New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste. Our strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows. We remain committed to actively managing these strengths in the future.
Reasons for acquiring WSI
We executed the acquisition pursuant to our strategy of growth through acquisition. Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines. In addition, the transaction will enable us to increase the internalization of disposed waste in our Canadian and U.S. northeast markets. We believe that the acquisition of WSI will create significant annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to our shareholders. We plan to direct the additional cash flow expected to be created from the acquisition towards funding growth, dividend payments, additional accretive strategic acquisitions, debt reduction or common share repurchases.
Divested assets
In accordance with the consent agreement with the Canadian Competition Bureau we are required to divest of certain WSI acquired commercial customer contracts and equipment in five of our Canadian markets: Calgary and Edmonton, Alberta; and Hamilton, Ottawa and Simcoe County, Ontario. These assets generate, in aggregate, approximately C$18,500 of annualized revenue. We are also required to divest of one duplicate transfer station in Hamilton, Ontario. As of September 30, 2010, certain assets in Calgary and Ottawa were divested of for total proceeds of approximately C$12,500. In October, 2010, we also divested of the Edmonton assets held for sale for total proceeds of approximately C$5,500. The Hamilton assets, including the duplicate Hamilton transfer station, and Simcoe County assets are expected to be sold before the end of the year.
2010 Outlook
We provided our updated outlook for 2010 in our second quarter report which remains unchanged. Our outlook included the acquisition of WSI, several “tuck-in” acquisitions completed in the first and second quarters of 2010 and the SWDI LLC acquisition we completed on July 1, 2010. Our outlook assumed no change in the current economic environment and excluded the impact of any additional acquisitions. For the purposes of our estimates, we are assuming a Canadian to U.S. currency exchange rate of $0.952.
The outlook provided below is forward looking. Our actual results may differ materially and are subject to risks and uncertainties which are outlined in the Risk and Uncertainties section of this MD&A.
•	Revenue is estimated to be in a range of $1.395 to $1.415 billion

•	Adjusted EBITDA(A) is estimated to be in a range of $405 to $417 million

•	Amortization expense, as a percentage of revenue, is estimated to be in a range of 14.5% to 15.0%

•	Capital and landfill expenditures are estimated to be in a range of $127 to $137 million

•	The effective tax rate is estimated to be around 37.5% to 38.5% of income before income tax expense and net loss from equity accounted investee

•	Cash taxes are estimated to be between $38 and $39 million

•	Free cash flow(B) is estimated to be in a range of $190 to $200 million

•	Expected annual cash dividend of $0.50 Canadian per share, payable on a quarterly basis

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Strategy
Increase collection density. We seek to compete in high density, urban markets that provide us with the opportunity to further develop our market positions. Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model. We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide an opportunity to apply our operational strategy.
Optimize asset mix to improve return on capital. We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies. By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated strong adjusted EBITDA(A) in each of the last five years. We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations. For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal. Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this or adjacent segments.
Generate internal growth. Through focused business development efforts, we strive to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations. By increasing route density, we can enhance the internalization and margin profile of our existing operations. In addition, we intend to apply different pricing strategies, when appropriate, to appropriately capture the value of our service offerings.
Enhance internalization. We seek to increase our internalization of waste in markets we serve by controlling the waste stream, from our collection to our disposal operations. Internalization gives us a greater ability to control costs by avoiding third-party landfill tipping fees and allows for better asset utilization within our business. We believe vertical integration is critical to maintaining access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to operate these facilities economically. We aim to increase route density and acquire assets that enhance vertical integration opportunities in markets that support our internalization goals.
Pursue strategy enhancing acquisitions. We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) measure before synergies. Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities. We believe that our experienced management team, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.
Operations
Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with a view to eliminating variability in our operating results and cash flows. However certain services and contracts make it difficult to recover fuel and commodity price variability. Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges. Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).
Revenues
We believe that our revenues are closely correlated to both gross domestic product (“GDP”) growth and overall population growth in the segments we serve. In Canada, the GDP growth forecast is approximately 2.5 to 3.0% for 2010. Accordingly, and at a minimum, we expect to realize 2010 revenue growth in Canada which is at least equal to GDP growth. In addition, we remain committed to the pursuit of volume and organic growth to improve density and productivity, and we will continue to look for core pricing growth in the markets we serve. Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and we will continue our growth through strategic “tuck-in” acquisition.

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In the U.S., the GDP growth forecast is approximately 2.5 to 3.0% for 2010. We expect our U.S. south operations will benefit from this GDP growth; however we are less optimistic that our operations in the U.S. northeast will grow at this pace in 2010. Not unlike our Canadian operations, we will continue to execute our market focused strategies, to influence price, volume, densification and productivity. We will continue to pass along operating cost variability and continue our growth through strategic acquisition.
As outlined in the WSI Acquisition section of this MD&A, successfully closing the acquisition with WSI will result in a significant change in our consolidated operating results for 2010.
Other
Cross listing
Our shares are listed on both the Toronto and New York stock exchanges. Investors and potential investors can trade our common shares on either exchange. Since cross listing, we have experienced a two fold increase in the total average daily trading volume of our common shares. We expect trading volumes to continue at this level.
Taxation
In 2009, our Canadian operations effectively utilized all of its tax shelter available from carryforward losses, which has resulted in higher comparative cash tax expense in 2010. Please refer to the liquidity section below for additional details.
In March 2010, the Minister of Finance announced that it intends to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up. This position requires enactment before we can record the benefit for accounting purposes due to our winding up of the trust in 2009. The benefit is expected to be in excess of C$3,000.
Financing strategic growth
One of our objectives is to grow organically and through strategic acquisition. Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets. We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition. Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets. Any capital market restrictions could affect our growth through strategic acquisition. We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term demands for growth.
Liquidity
Our ability to generate cash from operations is strong.
In connection with the acquisition of WSI, we amended our Canadian and U.S. credit facilities on July 2, 2010. Please refer to the Liquidity and Capital Resource section of this MD&A for further details. While we expect to enjoy significant cash flows contributed from WSI’s operations, post-acquisition, we will incur higher comparative borrowing costs on Canadian and U.S. credit facility advances. Interest expense is fully deductible against income subject to tax. Accordingly, higher interest expense will result in lower tax expense.
In addition, borrowing rates are at historical lows in both Canada and the U.S. Accordingly, if the economy strengthens, we anticipate that interest will rise. An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.
Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business, steady state, and paying dividends, as currently established by our Board of Directors. If we do not execute on our strategy to grow through acquisition, we expect that excess cash would initially be applied against long-term debt advances and secondarily to the repurchase of our common shares or the payment of higher dividends. Executing significant acquisitions will impact our available liquidity and can affect our borrowing rates. Our corporate development team continues to pursue and execute our strategy of growth through acquisition. However, it is difficult to ascertain which targets will effectively be acquired and when these acquisitions will impact on our liquidity.

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Withholding taxes on foreign source income
When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss. An increase in dividends paid by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by the Company. In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order to complete and appropriately structure the transaction. One such change resulted in a portion of our Canadian operations being owned by a U.S. holding company. Accordingly, dividends paid by the Canadian parent for the ultimate benefit of and distribution by IESI-BFC Ltd. to its shareholders will also require the Canadian parent to pay dividends to the U.S. holding company of a like amount. Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.
Optimization of tax losses and tax efficiency of structure
Management periodically reviews its organizational structure to promote tax efficiency and to optimize the use of tax losses within the structure. We expect to incur additional reorganization costs in this regard.
Amortization
We have historically accounted for acquisitions applying the purchase method of accounting. The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill. On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and typically resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though we have grown organically, a significant portion of our growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant. Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, the Ridge landfill, and Winters Bros. Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by us, the following selected amounts demonstrate the impact fair value adjustments had on amortization expense for the year ended December 31, 2009: fair value adjustments for landfill assets and recognized intangible assets on our initial public offering accounted for approximately $15,600, or 10.0%, of total 2009 amortization expense, and fair value adjustments for capital and landfill assets recognized on our acquisition of IESI accounted for approximately $12,300 or 7.9%, of total 2009 amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. As we continue to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.
Effective April 2010, certain intangible assets recognized on the Fund’s original initial public offering were fully amortized. Accordingly, quarterly intangible asset amortization declined by approximately C$2,200.
In connection with our acquisition of WSI, we recorded significant fair value adjustments to the assets we acquired and liabilities we assumed, which includes the recognition of intangibles separately from goodwill. The amortization of these fair value adjustments is significant. As outlined above, fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. Amortization expense related to fair value adjustments to capital, landfill and identifiable intangible assets acquired on the acquisition of WSI totaled approximately $5,500 for the three months ended September 30, 2010. Final fair value adjustments to WSI’s purchase price equation remain outstanding. Accordingly, adjustments to these fair value adjustments will result in changes to amortization expense.

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Financial Instruments
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
We classify financial instruments as follows:
Held for trading – is a financial asset or liability that meets any of the following conditions: it is acquired or incurred principally for the purpose of sale or repurchase in the near-term, part of a portfolio of identified financial instruments that are managed together, and is a derivative not designated for hedge accounting or it was designated by us upon initial recognition as held for trading. Held for trading financial instruments are measured at fair value. Upon initial recognition, we have designated funded landfill post-closure costs as held for trading. Gains or losses on funded landfill post-closure costs are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to funded landfill post-closure costs on our consolidated balance sheet.
We enter into various types of derivative financial instruments which are classified as held for trading, and may include some or all of the following: interest rate swaps, commodity swaps, FX agreements, and old corrugated cardboard (“OCC”) hedges. Gains or losses on these derivative instruments, not designated as hedges, are recorded in the consolidated statement of operations and comprehensive income or loss, as a component of net income or loss, as a gain or loss on financial instruments with an offset to other assets or other liabilities on our consolidated balance sheet.
Held-to-maturity investments – are non-derivative financial assets with fixed or determinable payments and fixed maturities that we intend to hold to maturity. Exclusions include financial assets that upon initial recognition are designated as held for trading, designated as available for sale, and financial assets that meet the definition of loans and receivables. Held-to-maturity investments are measured at amortized cost, subsequent to initial recognition. With the exception of our investment in our equity accounted investee, we have no financial assets designated as held-to-maturity.
Available for sale - are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are measured at fair value. We have no financial assets designated as available for sale.
Credit risk
Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements, and hedge agreements for OCC. In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.
Cash and cash equivalents
Certain senior management is responsible for determining which financial institutions we bank and hold deposits with. Management’s selected financial institutions are approved by the Board of Directors. Senior management typically selects financial institutions which are party to its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability. Management reviews the Company’s exposure to credit risk from time to time or as conditions indicate that the Company’s exposure to credit risk has or is subject to change. Our maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the consolidated balance sheet, approximately $7,500 (December 31, 2009 – approximately $5,000). We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances. We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

IESI-BFC Ltd. — September 30, 2010 — 38

Accounts receivable
We are subject to credit risk on our accounts receivable through the normal course of business. Our maximum exposure to credit risk is the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $208,700 (December 31, 2009 — $111,800). We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk. Our customer base is sufficiently diverse to provide some mitigation to credit risk exposure. We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies. These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection. We also have policies and procedures which establish estimates for doubtful account allowances. These calculations are generally based on historical collection or alternatively historical bad debt provisions. Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.
The following table illustrates our accounts receivable aging and our allowance for doubtful accounts by aging category.

September 30
2010
	Gross	Allowance	Net

Financial assets — Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$146,546	$—	$146,546
Amounts outstanding 31 to 60 days		46,108	46,108
Amounts outstanding 61 to 90 days	11,795	161	11,634
Amounts outstanding 91 days and thereafter	7,322	4,964	2,358

Subtotal	211,771	5,125	206,646

Other accounts receivable	1,923	—	1,923
Receivable from equity investee	103	—	103

Total gross accounts receivable and allowance	$213,797	$5,125	$208,672

December 31
2009
	Gross	Allowance	Net

Financial assets — Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$66,177	$—	$66,177
Amounts outstanding 31 to 60 days	33,113	2	33,111
Amounts outstanding 61 to 90 days	7,024	77	6,947
Amounts outstanding 91 days and thereafter	6,033	3,979	2,054

Subtotal	112,347	4,058	108,289

Other accounts receivable	3,550	—	3,550

Total gross accounts receivable and allowance	$115,897	$4,058	$111,839

Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance account. When an accounts receivable balance is considered uncollectable, it is written-off against the allowance account. Subsequent recoveries of amounts previously written-off are credited against the allowance account and changes to the allowance account are recorded in selling, general and administration expense in our statement of operations and comprehensive income or loss. Management typically assesses aggregate accounts receivable impairment applying our historical rate of collection giving consideration to broader economic conditions.

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Our accounts receivable are generally due upon invoice receipt. Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due. Based on our historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days. We assess the credit quality of accounts receivable that are neither past due nor impaired as high. Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount. We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security. Amounts deposited or prepaid in advance of service are recorded to unearned revenue on our condensed consolidated balance sheet. The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk. Accounts receivable considered impaired at September 30, 2010 are not considered significant.
Other receivables
We are subject to credit risk on other receivables. We enter into agreements with cities in the province of Quebec to finance containers. Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement. Management views cities in the province of Quebec to be low risk counterparties. Our maximum exposure to credit risk is the carrying amount of other receivables, approximately $1,400 (December 31, 2009 – approximately $1,800). We typically retain ownership of the containers until such time as all payments are received in full and once received, ownership of the containers is transferred to the respective city. We deem the credit quality of other receivables balances to be high and no amounts are impaired.
Funded landfill post-closure costs
We are subject to credit risk on deposits we make to a social utility trust. Our deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low. Our maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on our condensed consolidated balance sheet, approximately $8,500 (December 31, 2009 – approximately $8,100). Management reviews the Company’s exposure to risk from time to time or as conditions indicate that its exposure to risk has changed or is subject to change. We hold no collateral or other credit enhancements as security over the invested amounts. However, we deem the credit quality of the financial asset as high in light of the underlying investments.
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities. Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing. Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity. Through our treasury function, we manage liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring our available liquidity through our revolving credit facilities. The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions. Our treasury function reports quarterly our available capacities and covenant compliance to the Audit Committee. Our treasury function actively manages our liquidity and is in regular contact with the primary parties to our long-term debt facilities.

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Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate and other price risk.
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Our exposure to currency risk is attributable to the exchange of U.S. monies to fund Canadian dollar denominated dividend payments to shareholders or participating preferred shareholders. Historically we entered into FX agreements to mitigate our exposure to currency risk. As of February 2008, all FX agreements have expired and no new agreements have been entered into. Accordingly, we are exposed to currency risk on U.S. dollars received from U.S. sources to fund Canadian dollar denominated dividends. To mitigate this risk, management uses its discretion in the determination of where dividend amounts are funded from and looks to fund amounts payable to shareholders from cash flows generated from our Canadian operations. Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements. Our Board of Directors also considers currency risk when establishing the Company’s dividend. For the three and nine months ended September 30, 2010, we were exposed to currency risk on the portion of dividends funded from U.S. sources that were not hedged by FX agreements. Dividends have no impact on our determination of net income as they are recorded through equity.
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk arises from our interest bearing financial assets and liabilities. We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities. Although our debenture, a portion of our U.S. revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.
Our two revolving credit facilities and a portion of our IRBs are subject to interest rate risk. An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt. We are also subject to interest rate risk on funded landfill post-closure costs. Funded landfill post-closure costs are invested in interest rate sensitive short-term investments. An increase or decrease in the return on invested amounts results in either a decrease or increase in our funding obligation. We are also subject to interest rate risk on our cash equivalents balance and other receivables.
We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on advances and borrowings. The policies and process for managing these risks are included above in the credit risk section.
Risk management objectives
Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance. Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk. Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk. The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis. Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.
Fair value methods and assumptions
The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.
Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

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The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.
Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. We verify the reasonableness of these quotes using similar quotes from another financial institution as of each date for which financial statements are prepared. In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information in the determination of fair value. The use of different assumptions and or estimation methods could have a material effect on these fair values.
Financial assets and liabilities recorded at fair value, as and where applicable, are included on our condensed consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.
Risks and Uncertainties
Downturns in the worldwide economy could adversely affect our revenues and operating margins
Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. Although our services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During weak economic conditions, we may also be adversely impacted by our customers’ ability to pay us in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. If our customers do not have access to capital, our volumes may decline and its growth prospects and profitability may be adversely affected. Due to the inherent diversity of our customer base and the nature of our service, we haven’t been, nor do we expect to be, severely affected by downturns in the worldwide economy. While our U.S. northeast operations have suffered the most significant impact of the economic downturn, we believe the worst is behind us and we are seeing a trend to stabilization. The composition of assets in this segment, as outlined in the Outlook – strategy section of this MD&A, is not optimal. Accordingly, we will continue to pursue ways to maximize the internalization of our collected waste stream and optimize this segments asset mix to reduce our exposure to further or future economic downturns.
We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business
We are subject to significant environmental and land use laws and regulations. Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements. Often, we also face resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy. To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business effectively. A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded on our statement of operations and comprehensive income or loss. We continue to pursue a replacement landfill site for our Calgary landfill and are active in our efforts to extend the life our current site. If we are unsuccessful in the replacement of our Calgary landfill site, contributions to income generated from this site will be lost. While the loss of income is significant, it would in no way hinder our ability to continue operating as a going concern or affect our ability to satisfy debt obligations or dividend payments as currently contemplated. We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

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Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves
We have material financial obligations to pay closure and post-closure costs in respect of our landfills. We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline. Additional discussion is included in the Critical Accounting Estimates – Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.
We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage
If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. We typically satisfy these requirements by posting bonds. As of December 31, 2009, we had approximately $218,100 of such bonds in place. Combining our bonds with those issued by WSI at December 31, 2009, approximately $59,900, results in a total issued bonds amount of approximately $278,000. Closure bonds are difficult and costly to obtain. If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations. We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage. Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance. While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term. We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history. We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.
Our long-term debt facilities existing at September 30, 2010 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests
The terms of our facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with any of these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, we cannot assure you that our assets would be sufficient to repay these facilities in full. We have been successful in meeting all restrictive covenant and financial condition tests contained in our facilities. A failure to meet any of these tests could result in an event of default. An event of default would result in the debt obligation becoming current and jeopardize our ability to continue as a going concern if we are incapable of finding replacement capital to fulfill our obligation(s). Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future. In addition, removing the payment of dividends at our current rate of fifty-cents Canadian to common and PPS holders preserves approximately C$60,800 of cash. Preserving this cash provides us with the ability to repay indebtedness should we have no immediate organic or acquisition growth demands.

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We may engage in acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated
Our growth strategy is based, in part, on our ability to acquire other waste management businesses. The success of our acquisition strategy will depend, in part, on our ability to:
•	identify suitable businesses to buy;

•	negotiate the purchase of those businesses on acceptable terms;

•	complete the acquisitions within our expected time frame;

•	improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•	respond to any concerns expressed by regulators, including anti-trust or competition law concerns.
We may fail to properly complete any or all of these steps. Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do. Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, we may need to change our business strategy. Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets. We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered. At the end of 2008, disruptions in the financial markets impacted our valuation and ability to fund significant acquisitions. However, in March and June 2009 we successfully raised equity and applied the net proceeds there from to borrowings under our U.S. long-term debt facilities. With our recent acquisition of WSI, we believe we have good reason to remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future and that the risk of identifying, negotiating and integrating these acquisitions is low.
Future acquisitions may increase our capital requirements
We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire. Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), representing free cash flow(B) in excess of dividends. Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet. Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness. Higher interest expense will serve to reduce current income tax expense or preserve loss carryforwards. Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a significant portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.
We may be unable to successfully manage our growth
Our growth strategy will continue to place significant demands on our financial, operational and management resources. In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems. We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required. We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date. We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements. At present, we deem the risk of managing our growth to be low.

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We may lose contracts through competitive bidding or early termination
We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers. Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future. We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.
We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings. Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives. We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition. However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a faster pace than the pace of loss. Accordingly, our organic growth has historically been positive and we expect this trend to continue.
We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels
Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce our revenues and profitability. For the year ended December 31, 2009, and excluding the results for WSI, approximately 54.2% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers. Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.
We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels. We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us. Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations. In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline. We have been successful in maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market. While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills. In our U.S. northeast operations, the economic slow down has resulted in reduced landfill volumes and has caused us to absorb costs we would not otherwise absorb to maintain and attract volumes. While this remains a challenge in the current environment, we have seen volume stabilization in 2009 and the first half of 2010 and we are optimistic that the economic recovery will gain momentum. As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes.
Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations
Our Canadian operations are concentrated in 44 markets in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations. Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations. We operate in the following eleven states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania and Maryland, as well as the District of Columbia.

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Excluding the results of WSI’s Florida operations, our U.S. operations derived more than 31.8% of their revenue during 2008 and 32.6% of their revenue for 2009 from services provided in Texas, and more than 41.0% of their revenue during 2008 and 38.7% of their revenue for 2009 from services provided in New York. Accordingly, economic downturns in Texas, New York, and with the acquisition of WSI, Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.
In addition, seasonality may temporarily affect our revenues and expenses. We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations. Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.
Most recently, our U.S. northeast operations has been impacted by the economic slow down. While this remains a challenge in the current environment, we have seen volume stabilization in 2009 and the first half of 2010 and we are optimistic that the economic recovery will gain momentum. As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes.
Excluding the results of WSI’s Florida operations, revenues generated under municipal contracts with New York City represented 4.3% of our revenues from our U.S. operations in 2009. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition
We attribute 4.4% of our revenue in 2008 and 4.3% of our revenue in 2009 to our municipal contracts with New York City. On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City’s option. The last of the three contracts renewed in February 2010 for three years, plus two one-year renewal options at the City’s option. Contracts with New York City can be terminated by New York City upon 10 days’ notice. If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have a material adverse effect on our business, financial condition and results of operations.
In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.
We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service. We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.
Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost
Excluding WSI’s employees who are covered by collective bargaining agreements, as of December 31, 2009, approximately 590, or 21%, of our U.S. employees were covered by collective bargaining agreements negotiated with six separate labor unions. These collective bargaining agreements have terms ranging from three to five years, except for one which has a one-year renewal. These collective bargaining agreements expire through 2015. As of December 31, 2009, and excluding WSI’s employees who are covered by collective bargaining agreements, approximately 600, or 42%, of our Canadian employees were covered by collective bargaining agreements that have terms ranging from three to five years, except for one which has a one-year renewal. These collective bargaining agreements expire through 2012.

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The negotiation or renegotiation of these agreements could divert management’s attention from our business and the terms of any agreement could have an adverse effect on it. If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through ‘‘cooling off’’ periods, which are often followed by union initiated work stoppages, including strikes. We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us. We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.
Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges
The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows. From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions. We have entered into a series of fuel hedges in both Canada and the U.S. with a view to limiting our exposure to fluctuating diesel fuel prices and to reduce operating cost variability. While we have been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts or costs incurred to operate our business permit us to pass along increasing diesel fuel costs. Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited allows us to stay operating cost variability. We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.
We depend on members of our management team and if we are unable to retain them, our operating results could suffer
Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need. The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth. We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company. We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions. We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.
We may record material charges against our earnings due to any number of events that could cause impairments to our assets
In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that certain events (such as the recent downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment. Any such charges could have a material adverse effect on our results of operations. We have been successful in the development and expansion of our landfills and related projects. From time to time, we will expense certain capitalized amounts, however these amounts have not historically been significant. We remain confident that signs of economic stabilization have and are continuing to occur and we don’t foresee any near-term impairment(s) that would result in a significant charge to our operations.

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We cannot assure you that our insurance coverage will be sufficient to cover all losses or claims that we may incur
We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations. We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims. We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient.
Governmental authorities may enact climate change regulations that could increase our costs to operate
Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations. As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations. While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of our operations would be isolated to us. Accordingly, the management of waste, and the companies that participate in its management, are all likely to be subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other. We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy. We remain confident that we could recover increasing operating costs should regulations change that increase those costs.
Our business is highly competitive, which could reduce our profitability or limit our growth potential
The North American waste management industry is very competitive. We face competition from several larger competitors and a large number of local and regional competitors. Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. We face competition from these businesses in the markets and regions we currently serve.
Similar competition may exist in each location into which we try to expand in the future. In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.
In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations. Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors. In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence. Generally, we are either the number one, two or three operator in every market we conduct business in. We deem the profitability and growth risk to be low.

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Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates
Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:
•	reducing waste at the source, including recycling and composting;

•	prohibiting disposal of certain types of waste at landfills; and

•	limiting landfill capacity.
Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:
•	requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•	prohibiting the disposal of yard waste, tires and other items in landfills.
These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services. While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution. And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase. Operating with a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins. We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.
We routinely make accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements
We make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented. Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements. We remain diligent in our review of accounting rules and regulation. We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.
The adoption of new accounting standards or interpretations could adversely affect our financial results
Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. While we believe that our financial statements have been prepared in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.
If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements
We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures. Our Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of our internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business. We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

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Risks and uncertainties related to the acquisition of WSI
We may not be able to retain key employees or efficiently manage the larger and broader organization resulting from the acquisition, which could adversely affect our operations and financial condition post closing
Our success post acquisition will depend in part on our ability to retain key employees and to successfully manage the broader organization resulting from the combination. Competition for qualified individuals may be intense and key individuals may depart because of issues relating to the uncertainty and difficulty of integration or a general desire not to remain. Furthermore, we will face challenges inherent in efficiently managing an increased number of employees over large, geographically diverse areas. Accordingly, no assurance can be given that we will be able to retain key employees or successfully manage the larger and more diverse combined organization, which could result in disruption to our business and negatively impact our operations and financial condition. We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company. We also believe that WSI had good relationships with their management teams. We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions. We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.
We will incur significant transaction, financing and other costs in connection with the acquisition
We expect to incur a number of non-recurring costs associated with the combination of the two companies. The substantial majority of non-recurring expenses resulting from the acquisition will be comprised of transaction and financing costs, facilities and systems consolidation costs and employment-related costs. We will also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and acquisition-related costs in the near term, or at all. We contemplated transaction, financing and other costs in connection with acquisition and have entered into new credit facilities in Canada and the U.S. that we deem sufficient to absorb known and potentially unknown costs. We have also commenced our integration effort and are aggressively putting the plan to work. We remain confident that we can successfully execute our integration plan and that we will realize the expected synergies resulting from our execution.
The acquisition may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our common shares
We expect that the acquisition will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the merger. This expectation is based on estimates which may materially change. We could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the price of our common shares. As noted, we remain confident that we can successfully execute our integration plan and that we will realize the expected synergies resulting from our execution.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expense
More than 50% of our total assets are located in the U.S. In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the U.S. We may in the future lose our foreign private issuer status if a majority of our common shares are held by residents of the U.S. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (“SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers. Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell its securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require it to file resale registration statements with the SEC as a condition to any such financings. While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will

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be overtly significant. In addition, various former WSI employees who held certain responsibilities for compliance with U.S. regulatory authorities will continue with the Company which we believe will limit our exposure to increasing costs.
Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us
We are organized under the laws of the Province of Ontario, Canada, and most of our directors and officers are residents of Canada. Consequently, it may be difficult for U.S. investors to affect service of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against us or any of our non-U.S. resident officers or directors.
Environmental Matters
Legislation and governmental regulation
We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.
Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.
Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.
Extensive regulations govern the design, operation, and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.
Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state. In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.
Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

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In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.
From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results would be negatively affected.
We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.
The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.
Environmental regulation and litigation
We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible. We may also be subject to court challenges of our operating permits.
Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.
In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.
From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.
Our future compliance with landfill gas management requirements under the Clean Air Act of 1970, as amended, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

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Environmental contamination
We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.
We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties. We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed. Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.
In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.
We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges. Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.
The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment. The reclassification is the result of recently completed remedial construction activities.
Climate Change Risk
We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America. The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada. We believe we are well positioned to manage these changes without severe impact to our operations. The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.
We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements. While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

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We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation. In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.
We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels. This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.
We are also exposed to physical risks. Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, materials recovery facilities and three landfill gas to energy facilities. In addition, several of our landfills include facilities for the collection and thermal destruction of methane and two facilities provide methane to third parties for conversion to electricity. Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.
We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations. We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables. Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.
We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.
We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues. We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being. We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives. We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues. We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.
International Financial Reporting Standards (“IFRS”)
On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We will not be required to comply with IFRS as we have elected to report our continuing financial results in accordance with U.S. GAAP.
Definitions of Adjusted EBITDA and Free cash flow
(A) All references to “Adjusted EBITDA” in this MD&A are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income. Adjusted EBITDA excludes some or all of the following: “certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and income or loss from equity accounted investee”. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows:

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Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.
Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.
Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).
Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.
Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.
Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).
Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).
Conversion costs – conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up. These expenses are not considered an expense indicative of continuing operations. Conversion costs represent a different class of expense than those included in adjusted EBITDA.
Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.
Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.
Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

IESI-BFC Ltd. — September 30, 2010 — 55

Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not being indicative of continuing operations. A reconciliation between operating income and adjusted EBITDA is provided below. Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Operating income	$54,854	$37,011	$129,681	$93,512
Transaction and related costs — SG&A	2,084	—	6,174	—
Fair value movements in stock options — SG&A	2,730	416	6,170	1,000
Restructuring expenses	3,792	—	3,792	—

Adjusted operating income	63,460	37,427	145,817	94,512

Net gain of loss on sale of capital and landfill assets	50	(13)	(381)	(128)
Amortization	62,790	41,946	145,403	120,702

Adjusted EBITDA	$126,300	$79,360	$290,839	$215,086

Net income	$23,941	$19,109	$60,486	$43,853
Transaction and related costs — SG&A	2,084	—	6,174	—
Fair value movements in stock options — SG&A	2,730	416	6,170	1,000
Restructuring expenses	3,792	—	3,792	—
Interest on long-term debt(6)	2,409	—	2,409	—
Net gain or loss on financial instruments	(1,498)	305	(3,248)	(866)
Conversion costs	—	93	—	208
Net income tax expense or recovery	(1,748)	(104)	(2,063)	285

Adjusted net income	$31,710	$19,819	$73,720	$44,480

Note:

(6)	Interest on long-term debt includes high yield defeasance interest and the write-off of deferred financing costs.

(B)	We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance (see page 12). Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry. We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment. All references to “free cash flow” in this MD&A have the meaning set out in this note.

IESI-BFC Ltd. — September 30, 2010 — 56